                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO-I

                                (AMENDMENT NO. 6)

             TENDER OFFER STATEMENT UNDER SECTION 14(D) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ARRIS GROUP, INC.
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                       (Name of Subject Company (Issuer))


                                ARRIS GROUP, INC.
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                       (Names of Filing Persons (Offeror))
   Certain Outstanding Options to Purchase ARRIS Group, Inc. Common Stock, par
                              value $.01 per share
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                         (Title of Class of Securities)


                                    04269Q100
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                      (CUSIP Number of Class of Securities)


                            (Underlying Common Stock)

                              Lawrence A. Margolis
                                ARRIS GROUP, INC.
                             11450 Technology Circle
                              Duluth, Georgia 30097
                            Telephone: (678) 473-2000

                                    Copy To:
                          A. Scott Fruechtemeyer, Esq.
                              Troutman Sanders LLP
                        600 Peachtree Street, Suite 5200
                             Atlanta, Georgia 30308
                            Telephone: (404) 885-3000
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                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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   Transaction Valuation*                             Amount of Filing Fee

     $13,170,797                                           $1,066**
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* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that options to purchase 6,226,306 shares of common stock of ARRIS Group, Inc. will be exchanged and cancelled pursuant to this offer. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and is based on the product of (i) the approximate aggregate value of such options as of June 25, 2003 ($13,170,797), which is calculated based on the Black-Scholes option pricing model, multiplied by (ii) $80.90 per each $1.0 million of the value of the transaction.

**       Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:                       Filing Party:
                        -----------------                   ------------------
Form or Registration No.:                     Date Filed:
                         ----------------                   ------------------


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     [ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.



Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

                             INTRODUCTORY STATEMENT


         This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO-I relating to our offer to exchange certain options for shares of restricted stock upon the terms and subject to the conditions in the Offer to Exchange dated June 27, 2003. This Amendment No. 6 amends and supplements the Schedule TO-I originally filed on June 27, 2003, and amended in certain respects on July 7, 2003, July 9, 2003, July 10, 2003, July 14, 2003 and July 17, 2003.

         The responses to the items of the Schedule TO-I, as amended, are hereby amended and supplemented as follows:

ITEM 10. FINANCIAL STATEMENTS.

         The third bullet point immediately following the second paragraph under
Section 17 ("Additional Information") of the Offer to Exchange is deleted in its entirety and replaced with the following:

     - Our Current Reports on Form 8-K filed with the SEC on February 12, 2003, March 11, 2003, June 13, 2003 and July 24, 2003;

                                    SIGNATURE



         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     ARRIS GROUP, INC.



Date:  July 24, 2003                 By: /s/ Lawrence A. Margolis
                                     ------------------------------------------
                                     Lawrence A. Margolis,
                                     Executive Vice President,
                                     Chief Financial Officer and Secretary